SECURITIES AND EXCHANGE COMMISSION

04013352

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36414

RECD S.E.C. NOV 29 2004 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Church Finance, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2009 Curry Ford Road
(No. and Street)

Orlando (City) Florida (State) 32806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Forrest Thompson (407) 894-5994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlile and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

861 W. Morse Boulevard, Suite 1, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, B. Forrest Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Church Finance, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

PATRICIA A. BARNARD
My Comm Exp. 10/16/05
No. DD 065346
[✓] Personally Known [ ] Other I.D.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

CONTENTS

CARLILE AND COMPANY
Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789
(407) 647-1722

Independent Auditor's Report

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the accompanying balance sheet of American Heritage Church Finance, Inc. as of September 30, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Church Finance, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-A5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlile and Company

November 12, 2004

AMERICAN HERITAGE CHURCH FINANCE, INC.
BALANCE SHEET
SEPTEMBER 30, 2004

ASSETS

Current assets		
Cash in bank		$ 314,351
Certificates of deposit		28,948
Note receivable, current portion (Note 2)		35,325
Fees receivable		268,606
Total current assets		647,230
Office furniture and equipment	$ 72,527	
Less accumulated depreciation	56,514	
		16,013
Note receivable, related company, 6.386% payable in monthly installments of $4,000, including principal and interest, due 2010, less current portion (Note 2)		199,175
		$ 862,418

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable		$ 5,347
Accrued expenses		141,825
Income taxes payable		104,179
Total current liabilities		251,351
Deferred income taxes (Note 3)		48,000
Stockholder's equity		
Common stock, $.05 par value, authorized, issued and outstanding 10,000 shares	$ 500	
Capital in excess of par	16,571	
Retained earnings	545,996	
		563,067
		$ 862,418

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues		
Bond administration fees		$ 1,435,891
Bond commission fees		2,155,783
Other income, interest		1,216
Total revenues		3,592,890
Expenses		
Salaries	$ 430,135	
Commissions	1,916,847	
Professional fees	9,775	
Administrative fee	490,000	
Advertising and marketing	6,088	
Automobile	1,152	
Printing	2,789	
Depreciation	15,743	
Licenses and compliance	59,565	
Dues and fees	1,268	
Travel and entertainment	13,239	
Rent	28,043	
Office	27,429	
Telephone	33,967	
Insurance	2,124	
Postage	35,367	
Equipment rental	16,718	
Payroll taxes	40,207	
Employee benefits	18,249	
Total expenses		3,148,705
Income before taxes on income		444,185
Taxes on income (Notes 1 and 3)		168,460
Net income		$ 275,725

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities		
Net income		$ 275,725
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 15,743	
Increase in fees receivable	(226,333)	
Increase in accounts payable	577	
Decrease in deferred tax benefit	1,377	
Increase in accrued expenses	97,887	
Increase in income tax payable	102,733	
Increase in deferred taxes	48,000	
Total adjustments		39,984
Net cash provided by operating activities		315,709
Cash flows required by investing activities		
Purchase of office furniture and equipment		(17,240)
Note receivable, related party		(234,500)
Net increase in cash		63,969
Cash, beginning of year		279,330
Cash, end of year		$ 343,299
Supplemental disclosures		
Income taxes paid		$ 16,350
Interest paid		$ NONE

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock			
	Number of Shares	Amount	Capital in Excess of Par	Retained Earnings
Balance, October 1, 2003	10,000	$ 500	$ 16,571	$270,271
Add net income for the year				275,725
Balance, September 30, 2004	10,000	$ 500	$ 16,571	$545,996

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Subordinated liabilities at October 1, 2003	$ -0-
Increases	-0-
Decreases	-0-
Subordinated liabilities at September 30, 2004	$ -0-

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

1. Summary of significant accounting policies

ORGANIZATION

The Company was incorporated on January 30, 1984 under the laws of the State of Florida as a broker-dealer of securities. The Company administers church bond based loan programs and assists in bond sales on commission basis, as necessary.

REVENUES AND COST RECOGNITION

Bond administration fees are recognized at the point when minimum bond programs subscriptions are met. All other revenues and expenses are accounted for using the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

STATUTORY REPORTING

The Company files quarterly FOCUS reports with the SEC as required under SEC rule 17A-5, using Form X-17A-5, Part 11A.

The Company complies with the exemption under SEC rule 15c3-3 from filing a determination of reserve requirements and information relating to possession and control. This exemption is available since the Company does not put at risk any customer funds or securities.

OFFICE FURNITURE, EQUIPMENT AND DEPRECIATION

Additions to office furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of 5 to 7 years.

INCOME TAXES

The Company follows the cash basis of accounting for income tax purposes which recognizes revenues when received rather than earned, and expenses when paid rather than when incurred (see Note 3).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company's sole stockholder is also the sole stockholder of American Heritage Institutional Services, Inc. The Company shares offices, employees and expenses with this corporation and provides services to some of the same customers.

Payments to this related company were:

Administrative fee	$ 490,000

The Company leases office space from its sole shareholder for $25,560 annually.

The Company also made a loan to The American Heritage Group Holding Company, Inc., a related company, for $234,500.

3. Deferred income taxes

The Company records deferred income taxes resulting from the timing differences in the recognition of revenues and expenses for financial statement and income tax purposes (see Note 1). The components of taxes on income are as follows:

Current	$ 119,083
Deferred	49,377
Total	$ 168,460

4. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors at September 30, 2004.

5. Compliance with Federal Securities Laws

An examination by the U.S. Securities and Exchange Commission (SEC) is currently in progress. Preliminary information in response to a request for corrective action has been submitted to the SEC, but not the final plan of action.

AMERICAN HERITAGE CHURCH FINANCE, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2004

AMERICAN HERITAGE CHURCH FINANCE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004

Total stockholders' equity qualified for net capital		$ 545,996
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		545,996
Deductions and/or charges		
Non-allowable assets:		
Fees receivable	$ 268,606	
Net office furniture and equipment	16,013	
Note receivable - current	35,325	
Note receivable - long term	199,175	
		(519,119)
Net capital before haircuts on securities positions		26,877
Haircuts on securities		72
Net capital		26,805
Less required capital		16,757
Excess net capital		$ 10,048

Aggregate indebtedness	$ 251,351
Net capital	$ 10,048
Ratio: Aggregate indebtedness to net capital	25.015028

AMERICAN HERITAGE CHURCH FINANCE, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF SEPTEMBER 30, 2004

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 249,485
Net audit adjustments	(222,680)
Net capital (audited) per page 11	$ 26,805

CARLILE AND COMPANY
Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789
(407) 647-1722

November 12, 2004

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the financial statements of American Heritage Church Finance, Inc. for the year ended September 30, 2004 and have issued our report thereon dated November 12, 2004. As part of our audit, we made a study and evaluation of the Company's systems of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk and that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of American Heritage Church Finance, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission of the United States of America and the states in which the Company does business and should not be used for any other purpose.

CARLILE AND COMPANY
Certified Public Accountants